EXHIBIT 99.1

Valneva Announces Successful Outcome of its Combined General Meeting and Appointment of a New Director to its Board

Saint-Herblain (France), June 26, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced that all the resolutions recommended by the Board of Directors were approved by the shareholders at its Combined General Meeting (CGM) held today in Lyon, France.

Among the adopted resolutions were approval of the 2023 financial statements, delegations for the management board to increase Valneva’s share capital and/or issue financial instruments, and the appointment of a new director to its Board.

Ms. Danièle Guyot-Caparros was appointed to Valneva’s Board of Directors for a three-year term. Ms. Guyot-Caparros has a proven track record in finance and business operations. She started her career in Audit and Corporate Finance with PWC specializing in the Chemical/Pharma Industry. In 1992, she joined Rhône-Poulenc-Rorer (later Aventis and Sanofi) where she held several senior finance positions (CFO Global R&D, CFO Europe, Group Planning). She also held responsibilities in business development, pricing, and portfolio management. In 2008, she became Senior Advisor for Deloitte France to support the development of the Life Sciences and Health Care Industry practice. Ms. Guyot-Caparros is also an experienced non-executive director with a focus on Biotech/Medtech. She sat on Diaxonhit’s (now Eurobio Scientific) and ONXEO’s Board of Directors and chaired Supersonic Imagine’s and ONXEO’s audit committees. In October 2022, she joined the board of DBV Technologies, listed on Euronext Paris and Nasdaq, and is member of the audit committee as well as of the compensation committee. She is a graduate from ICN (Institut Commercial de Nancy), with a major in finance and accounting. She holds a chartered accountant degree and a certificate of corporate governance/non-executive director from IFA-Science-Po.

The AGM’s voting results will be made available in the “Investors & Media” section of Valneva’s corporate website in the coming days.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.